Exhibit 99.1

NICE Unveils Quality Central Insight, Using the Power of Speech
Analytics and Automation to Create the New Standard in Quality
Management

 NICE Quality Central Insight provides a streamlined, automated quality monitoring process for
100% of contact center interactions across all channels

Hoboken, N.J., June 5, 2019 – NICE (Nasdaq: NICE) today introduced NICE Quality Central Insight, its latest innovation to contact center quality management. NICE Quality Central Insight leverages interaction analytics and replaces manual evaluations with automation to allow evaluation of 100% of interactions. By holistically evaluating quality across all channels, using the new solution, contact centers can discover issues impacting their KPIs and benefit from targeted evaluations and suggestions to address them. NICE Quality Central Insight is available in the cloud and on-premise.

Based on innovative speech analytics technology, NICE Quality Central Insight leverages both spoken and written words and phrases from the actual interaction as well as information about the customer to drive a complete cross channel evaluation of interaction quality. The new offering also quickly identifies issues affecting key performance metrics and delivers targeted evaluations and coaching to enable contact centers to act rapidly.

Traditional quality programs typically evaluate a small random sampling of inbound interactions and therefore miss key insights. Unique to the market is NICE Quality Central Insight's ability to monitor 100% of customer interactions for quality from any data and recording source, unifying all quality assurance processes in a single application. This provides complete visibility into customer interactions, which are monitored with advanced speech technology from NICE Nexidia. The solution uses pre-configured speech categories or easy to use customizable queries to automatically identify interactions that affect a contact center’s performance metric, helping to rapidly deliver coaching to agents when needed most. Agents can then be rewarded or provided feedback accordingly, driving desired agent behaviors.

NICE Nexidia’s innovative speech analytics technology also enables end-to-end automation and achieves consistency in the evaluation process with AutoEvaluate. This time-saving feature leverages spoken words and phrases to automatically answer questions and insert scores on evaluation forms. Auto-scoring of specific behaviors such as account verification, across all customer interactions, can also appear directly on the Quality Central Insight dashboard as a KPI metric, providing agents and supervisors valuable and actionable feedback in a clear, coherent format. For more information, please click here.

Barry Cooper, President, NICE Enterprise Product Group said, "Contact centers are challenged to monitor and deliver consistent, superior quality of service over the myriad of channels that customers demand. Furthermore, manual quality management processes hinder program effectiveness. NICE Quality Central Insight allows contact centers to take a holistic approach and reinvent their quality assurance programs to drive greater efficiency and offer exceptional customer service, giving them a clear competitive advantage.”

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.